[redacted]BRIGHT & JAWORSKI L.L.P.
[redacted]GISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

JOHANNES K. GÄBEL
PARTNER
JGABEL@FULBRIGH

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

December 19, 2007

[redacted]

Securities and Exchange Commission
100 F Street, NE
Room 3628
Washington, D.C. 20549

Re: ~~FJH~~ FJA AG
File No. 82-5077

Dear Madam or Sir:

For, and on behalf of, FJH AG, Elsenheimerstr. 65, 80687 Munich, Germany, formerly FJA AG ("FJH"), we hereby request to have FJH's exemption granted by the Securities and Exchange Commission (the "Commission") under Rule 12g3-2(b) amended so as to allow FJH to publish FJH's home country documents required under Rule 12g3-2(b)(1)(iii) in English and on a continuous basis through FJH's internet website rather than to submit that information to the Commission in hard copy. In support of this request, we would like to provide the following:

1) FJH applied with the Commission for exemption from registration in May 3, 2000. This application was approved and File No. 82-5077 was assigned to FJH by the Commission.

2) When FJH applied for and was granted the exemption under Rule 12g3-2(b), its corporate name was FJA AG (emphasis added). Due to a merger with Heubeck AG, Cologne, Germany, on May 22, 2003, the corporate name was changed from FJA AG to FJH AG.

3) Effective June 4, 2007, the Commission changed Rule 12g3-2 to include subsection 12g3-2(f). Under this new subsection, companies seeking to establish, or having established, the exemption of Rule 12g3-2 are permitted to publish the information required under Rule 12g3-2(b)(1)(iii), among others, on their internet website instead of, as had been the requirement previously, submitting it in hardcopy to the Commission. FJH requests to be permitted to take advantage of this new electronic publication alternative.

4) Pursuant to Rule 12g3-2(f)(2), we hereby provide the Commission with the address of FJH's internet website as follows: www.fjh.com.

65103945.1

dw 1/3/08

5) FJH is a German company and its shares are listed on the Frankfurt Stock Exchange in the Prime Standard Market segment. As such, a visitor to its internet website is greeted in German. But there is a prominent link on that initial screen to the English version of FJH's website and in the English version a prominent link to investor relations. FJH believes that these technical features satisfy the Commission's requirements of "a prominent link…directing investors to those home country documents in English."[1]

6) For the information of the Commission, shareholders and other interested persons, we have listed in an attachment hereto where FJH's the information required to be made available under Rule 12g3-2(b)(1)(iii) can be found on FJH's internet website www.fjh.com. This website provides access to, among others, the following:

   (i) All of FJH's press releases since calendar year 2000;

   (ii) All of FJH's "ad hoc" releases, i.e., information required to be published promptly upon the happening of certain events pursuant German capital market laws since calendar year 2000;

   (iii) All of FJH's financial reports (quarterly and annual) since 1999; and

   (iv) Notice for, and information provided at, the most recent annual general meeting of shareholders.

Kindly acknowledge receipt of this letter by date-stamping the attached copy of this letter and returning it to the undersigned in the enclosed self-addressed, postage-paid envelope.

Sincerely yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

[1] Fed. Reg. vol. 72 No. 65 p. 16949 third column

File No. 82-5077
FJH AG
Attachment to Request for
Amendment of Exemption under 12g3-2(b)
To Allow for Electronic Publication of
Required Information

Website: www.fjh.com
(English version)

Information required to be provided under 12g3-2(b)(1)(iii)	Location on website
1) Quarterly reports	www.fjh.com/FJH/eng/investor/reports.html
2) Annual reports (including consolidated financial statements and report by Executive Board)	www.fjh.com/FJH/eng/investor/reports.html
3) Notice for, and presentations and vote count at (and related matters), most recent Annual General Meeting	www.fjh.com/FJH/eng/investor/agm.html
4) Ad hoc releases	www.fjh.com/FJH/eng/investor/adhoc.html
5) Press releases	www.fjh.com/FJH/eng/press/news.html
6) Any other materials sent to company's shareholders	See above 1) through 5)
7) Overview and general information	www.fjh.com/FJH/eng/investor/keyfigures.html and www.fjh.com/FJH/eng/group/facts.html and www.fjh.com/FJH/eng/investor/share.html and www.fjh.com/FJH/eng/investor/calendar.html
8) Information on corporate governance	www.fjh.com/FJH/eng/investor/governance.html

65103945.1

END